February 4, 2005

Via Facsimile (212) 848-7179 and U.S. Mail

Carol Liao, Esq.
Shearman & Sterling
599 Lexington Avenue
New York, NY 10022

Re:	Education Lending Group, Inc.
	Schedule TO-T filed January 14, 2005, as amended
	By CIT ELG and CIT Group, Inc.
      File No. 5-78537

Dear Ms. Liao:

      We have reviewed the above-referenced filing and have the following comments.

Section 7. Certain Information Concerning the Company, page 10

1. We note your response to prior comment 7. Please revise the Schedule TO to indicate that the assumptions you list are the only material assumptions underlying the projections.

Closing Comments
      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions